                                                                   EXHIBIT 99.13


              GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER

      Social Security Numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer Identification Numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the type of number to give the payer.


                                            GIVE THE NAME AND
                                            SOCIAL SECURITY
FOR THIS TYPE OF ACCOUNT:                   NUMBER OF -
1.   Individual                             The individual

2.   Two or more individuals                The actual owner of the account or,
     (joint account)                        if combined funds, the first
                                            individual on the account (1)

3.   Custodian account of a minor           The minor (2)
     (Uniform Gift to Minors Act)

4.   a.  The usual revocable                The grantor-trustee (1)
     savings trust (grantor is
     also trustee)

     b.  So-called trust account            The actual owner (1)
     that is not a legal or valid
     trust under state law

5.   Sole proprietorship                    The owner (3)

                                            GIVE THE NAME AND
                                            EMPLOYER
                                            IDENTIFICATION
FOR THIS TYPE OF ACCOUNT:                   NUMBER OF -
6.   Sole proprietorship                    The owner (3)

7.   A valid trust, estate, or              The legal entity (Do not furnish
     pension trust                          the identifying number of the
                                            personal representative or
                                            trustee unless the legal entity
                                            itself is not designated in the
                                            account title.) (4)

8.   Corporate                              The corporation

9.   Association, club, religious,          The organization
     charitable, educational or
     other tax-exempt organization

10.  Partnership                            The partnership

11.  A broker or registered nominee         The broker or nominee

12.  Account with the Department of         The public entity
     Agriculture in the name of
     a public entity (such as a state
     or local government, school
     district or prison) that receives
     agriculture program payments

-----------------
(1) List first and circle the name of the person whose number you furnish.

(2) Circle the minor's name and furnish the minor's social security number.

(3) Show the name of the owner. The name of the business or the "doing business as" name may also be entered. Either the social security number or the employer identification number may be used.

(4) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

   If you do not have a taxpayer identification number or if you do not know your number, obtain Form SS-5, Application for Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding on all dividend and interest payments and on broker transactions include the following:

      -     A corporation.

      -     A financial institution.

      - An organization exempt from a tax under Section 501(a), or an individual retirement plan or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

      -     The United States or any agency or instrumentality thereof.

      - A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

      - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

      - An international organization or any agency or instrumentality thereof.

      - A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

      -     A real estate investment trust.

      -     A common trust fund operated by a bank under Section 584(a).

      - An entity registered at all times during the tax year under the Investment Company Act of 1940.

      -     A foreign central bank of issue.

PAYMENTS EXEMPT FROM BACKUP WITHHOLDING

Payments that are not subject to information reporting also are not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6045, 6049, 6050A, and 6050N, and the regulations thereunder.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

      -     Payments to nonresident aliens subject to withholding under Section
            1441.

      - Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

      - Payments of patronage dividends where the amount received is not paid in money.

      -     Payments made by certain foreign organizations.

      -     Section 404(k) distributions made by an ESOP.




Payments of interest not generally subject to backup withholding include the following:

      - Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

      - Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

      -     Payments described in Section 6049(b)(5) to nonresident aliens.

      -     Payments on tax-free covenant bonds under Section 1451.

      -     Payments made by certain foreign organizations.

      -     Mortgage or student loan interest.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK "EXEMPT" IN PART II OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE.

Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 30% (in 2002) of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER.

If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING.

If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION.

Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) MISUSE OF TAXPAYER IDENTIFICATION NUMBERS

If the payer discloses or uses taxpayer identification numbers in violation of Federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.